SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2

(Amendment No 1)*

          LIONS GATE ENTERTAINMENT CORP.
(Name of Issuer)

                Common Stock
(Title of Class of Securities)

                          535919203
(CUSIP Number)

                          December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[    ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 11 Pages

SCHEDULE 13G

CUSIP No.:535919203	Page 2 of 11

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MHR INSTITUTIONAL PARTNERS IIA LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* Not applicable (a) [ ] (b) [X]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER 5,696,880 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 5,696,880 SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,696,880

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.5%

12	TYPE OF REPORTING PERSON* PN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G

CUSIP No.:535919203	Page 3 of 11

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MHR INSTITUTIONAL ADVISORS II LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* Not applicable (a) [ ] (b) [X]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER 7,958,176 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 7,958,176 SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,958,176

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.7%

12	TYPE OF REPORTING PERSON* OO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G

CUSIP No.:535919203	Page 4 of 11

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MARK H. RACHESKY, M.D.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* Not applicable (a) [ ] (b) [X]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER 10,000,000 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 10,000,000 SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000,000

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.6%

12	TYPE OF REPORTING PERSON* IN; HC

* SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a). Name of Issuer:

           Lions Gate Entertainment Corp. (the "Issuer")

Item 1(b). Address of Issuer's Principal Executive Offices:

           555 Brooksbank Avenue
          North Vancouver, British Columbia
           V7J 3S5, Canada

                      and

           2700 Colorado Avenue, Suite 200
           Santa Monica, California 90404

Item 2(a). Name of Person Filing:

           This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

1. 2. 3.	MHR Institutional Partners IIA LP (“Institutional Partners IIA”) MHR Institutional Advisors II LLC (“MHR Institutional Advisors”) Mark H. Rachesky, M.D. (“Dr. Rachesky”)

           This statement relates to securities held for the accounts of each of MHR Institutional Partners II LP (“Institutional Partners II”), Institutional Partners IIA, MHR Capital Partners (500) LP (“Capital Partners (500)”) and MHR Capital Partners (100) LP (“Capital Partners (100)”). MHR Institutional Advisors is the general partner of each of Institutional Partners II and Institutional Partners IIA and, in such capacity, may be deemed to beneficially own the securities held (an aggregate of 7,958,176 shares of common stock) for the accounts of each of Institutional Partners II (2,261,296 shares of common stock) and Institutional Partners IIA (5,696,880 shares of common stock). MHR Advisors LLC (“MHR Advisors”) is the general partner of Capital Partners (500) and Capital Partners (100) and, in such capacity, may be deemed to beneficially own the securities held (an aggregate of 2,041,824 shares of common stock) for the accounts of each of Capital Partners (500) and Capital Partners (100) (1,797,378 and 244,446 shares of common stock, respectively). Dr. Rachesky is the managing member of each of MHR Institutional Advisors and MHR Advisors and, in such capacity, may be deemed to beneficially own the securities held for the accounts of each of Institutional Partners II, Institutional Partners IIA, Capital Partners (500) and Capital Partners (100).

Item 2(b). Address of Principal Business Office, or if none, Residence:

           The address of the principal place of business office of each of Institutional Partners IIA, MHR Institutional Advisors and Dr. Rachesky is 40 West 57th Street, 24th Floor, New York, New York, 10019.

Item 2(c). Citizenship:

1. 2. 3.	Institutional Partners IIA is a Delaware limited partnership. MHR Institutional Advisors is a Delaware limited liability company. Dr. Rachesky is a United States citizen.

Item 2(d). Title of Class of Securities:

           No par value common stock of the Issuer

Item 2(e). CUSIP Number:

           535919203

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or Rule 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	|_| Broker or dealer registered under section 15 of the Exchange Act.

(b)	|_| Bank as defined in section 3(a)(6) of the Exchange Act.

(c)	|_| Insurance company as defined in section 3(a)(19) of the Exchange Act.

(d)	|_| Investment company registered under section 8 of the Investment Company Act.

(e)	|_| An investment adviser in accordance with Rule 13d- 1(b)(1)(ii)(E); (1)

(f)	|_| An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	|_| A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	|_| A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	|_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act;

(j)	|_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Item 4(a ) Amount Beneficially Owned:

           As of the date hereof:

1.	Institutional Partners IIA may be deemed to be the beneficial owner of an aggregate of 5,696,880 shares of common stock held for its own account, as reflected in Item 2(a) above.

2.	MHR Institutional Advisors may be deemed to be the beneficial owner of an aggregate of 7,958,176 shares of common stock held for the accounts of Institutional Partners II and Institutional Partners IIA, as reflected in Item 2(a) above.

3.	Dr. Rachesky may be deemed to be the beneficial owner of an aggregate of 10,000,000 shares of common stock held for the accounts of Institutional Partners II, Institutional Partners IIA, Capital Partners (500) and Capital Partners (100) by virtue of his position of managing member of each of MHR Institutional Advisors and MHR Advisors, as reflected in Item 2(a) above.

Item 4(b) Percentage of Class:

           The percentages set forth below are calculated based on information contained in the Issuer’s Form 10-Q for the quarter ended September 30, 2005 which disclosed that as of November 1, 2005, 104,028,242 shares of the Issuer’s no par value common stock were outstanding.

1.	The number of shares of common stock of which Institutional Partners IIA may be deemed to be the beneficial owner of constitutes approximately 5.5% of the total number of shares of common stock outstanding.

2.	The number of shares of common stock of which MHR Institutional Advisors may be deemed to be the beneficial owner of constitutes approximately 7.7% of the total number of shares of common stock outstanding.

3.	The number of shares of common stock of which Dr. Rachesky may be deemed to be the beneficial owner of constitutes approximately 9.6% of the total number of shares of common stock outstanding.

Item 4(c) Number of shares as to which such person has:

1.	Institutional Partners IIA

(i) (ii) (iii) (iv)	Sole power to vote or to direct the vote: 5,696,880
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition of: 5,696,880
Shared power to dispose or to direct the disposition: 0

2.	MHR Institutional Advisors

(i) (ii) (iii) (iv)	Sole power to vote or to direct the vote: 7,958,176
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition of: 7,958,176
Shared power to dispose or to direct the disposition: 0

             3.        Dr. Rachesky

(i) (ii) (iii) (iv)	Sole power to vote or to direct the vote: 10,000,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition of: 10,000,000
Shared power to dispose or to direct the disposition: 0

Item 5.	Ownership of Five Percent or Less of a Class: This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

The partners of each of Institutional Partners II, Institutional Partners IIA, Capital Partners (500) and Capital Partners (100), including MHR Institutional Advisors and MHR Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares of common stock held for the accounts of each of Institutional Partners II, Institutional Partners IIA, Capital Partners (500) and Capital Partners (100) in accordance with their respective ownership interests in Institutional Partners II, Institutional Partners IIA, Capital Partners (500) and Capital Partners (100).

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company: This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group: This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group: This Item 9 is not applicable.

Item 10.	Certifications:

By signing below each signatory certifies that, to the best of his or its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose of effect.

SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

January 26, 2006

MHR INSTITUTIONAL PARTNERS IIA LP

By: MHR Institutional Advisors II LLC, its general partner

/s/ Hal Goldstein
Name: Hal Goldstein
Title: Vice President

MHR INSTITUTIONAL ADVISORS II LLC

By: /s/ Hal Goldstein
Name: Hal Goldstein
Title: Vice President

MARK H. RACHESKY, M.D.

/s/ Mark H. Rachesky, M.D.

EXHIBIT INDEX

A.	Joint Filing Agreement, dated as of January 26, 2006, by and among MHR Institutional Partners IIA LP, MHR Institutional Advisors II LLC and Mark H. Rachesky, M.D.

EXHIBIT A
JOINT FILING AGREEMENT

          The undersigned hereby agree that this Initial Statement on Schedule 13G with respect to the shares of common stock of Lions Gate Entertainment Corp., dated as of January 26, 2006, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date: January 26, 2006

MHR INSTITUTIONAL PARTNERS IIA LP

By: MHR Institutional Advisors II LLC, its general partner

/s/ Hal Goldstein
Name: Hal Goldstein
Title: Vice President

MHR INSTITUTIONAL ADVISORS II LLC

By: /s/ Hal Goldstein
Name: Hal Goldstein
Title: Vice President

MARK H. RACHESKY, M.D.

/s/ Mark H. Rachesky, M.D.